April 17, 2014

To: All Canadian Securities Regulatory Authorities

Subject: HARD CREEK NICKEL CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General and Special Meeting
Record Date for Notice of Meeting:	May 14, 2014
Record Date for Voting (if applicable):	May 14, 2014
Beneficial Ownership Determination Date:	May 14, 2014
Meeting Date:	June 23, 2014
Meeting Location:	Clark Wilson LLP Suite 800, 885 West Georgia Street Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	411637101	CA4116371010

Sincerely,
Hard Creek Nickel Corporation

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com